January 14, 2008

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Colin Innes, Chief Executive Officer
Skillstorm Online Learning, Inc.
3518 Freemont Avenue, North, Suite 399
Seattle, Washington 98103

**Re: Skillstorm Online Learning, Inc.
         Form 1-A, Amendment 9 filed December 20, 2007
         File No.: 24-10158**

Dear Mr. Innes:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>Part II</u>

<u>Offering Price Factors, page 26</u>

1. We note your disclosures regarding dilution under Item 7(a). However, it does not appear that the disclosures have been revised to deduct the offering expenses. In addition, we note that the pro forma net tangible book value after the offering should equal the sum of the net tangible book value before the offering, plus the net proceeds of the offering under each scenario presented. Further, the pro forma net

tangible book value after the proposed offering should be based on the pro forma number of common shares outstanding, which appear to range from 35.6 million shares assuming the sale of 25% of the offering shares to 49.1 million shares assuming the sale of 100% of the offering shares. Based on your disclosures on page 29, it appears that the pro forma net tangible book value after the offering would be approximately ($119,059), ($211,559), ($414,059), and ($616,559) for the assumed sale of 100%, 75%, 50% and 25%, respectively, of the proposed offering. Please revise your disclosures accordingly.

2. We note various disclosures that are inconsistent with the amounts recorded in the financial statements and the terms of the proposed offering, including dilution on page six, the reported net loss for the last fiscal year on page 25, the accumulated deficit on page 26, and the capitalization table on page 33. Please revise your disclosures throughout the offering circular accordingly.

Item 46. Financial Statements, page 51

3. Please update the financial statements and related disclosures to a date within six months prior to the qualification of the offering statement (or earlier date with respect to completed fiscal years), as required by Part F/S of Form 1-A.

4. Please revise the financial statements for the year ended December 31, 2006 beginning on page 62 to give effect to the restatement for the $200,000 convertible note issued to Pegasus. A note to the financial statements should include disclosure similar to that shown in Note 8 on page 60. Related disclosures should also be revised as necessary.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
　　　　Services

cc: Andrew Stolowitz, Esq.
　　　Fax: 206-262-9513